                              SPARTECH CORPORATION
                           120 S. Central, Suite 1700
                          Clayton, Missouri 63105-1705
                                 (314) 721-4242
                               (314) 721-1543 FAX

                                  June 23, 2006

                                    BY EDGAR

Securities and Exchange Commission
Washington, D.C.  20549-7010
Attn:  Mr. John Hartz

       RE:    SPARTECH CORPORATION
              FORM 10-K FOR THE FISCAL YEAR ENDED 10/29/05
              FORM 10-Q FOR THE QUARTER ENDED JANUARY 28, 2006
              FILE NO. 1-5911

              RESPONSE TO COMMENT LETTER DATED JUNE 13, 2006

Ladies and Gentlemen:

       This letter is written in response to the letter dated June 13, 2006 from Mr. John Hartz, commenting on the Form 10-K of Spartech Corporation ("Company") for the fiscal year ended October 29, 2005 and on the Company's Form 10-Q for the quarter ended January 28, 2006.

       The Company's responses follow, set forth under the corresponding comment headings from Mr. Hartz's letter. However, please be advised that the Company's Form 10-Q for the second quarter of fiscal 2006 was filed on June 8, 2006, prior to our receipt of Mr. Hartz's letter. Therefore, for purposes of our responses below, "future filings" refers to filings subsequent to the Company's Form 10-Q for the second quarter of fiscal 2006.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
REVENUE RECOGNITION, PAGE 24

   1. WE NOTE THAT YOU MANUFACTURE PRODUCTS TO CUSTOM SPECIFICATIONS AGREED UPON WITH THE CUSTOMER IN ADVANCE. PLEASE CLARIFY FOR US IF YOU RECOGNIZE REVENUE UPON CUSTOMER ACCEPTANCE OR UPON SHIPMENT. IF YOU RECOGNIZE REVENUE UPON SHIPMENT, PLEASE DEMONSTRATE FOR US YOUR COMPLIANCE WITH THE CURRENT ACCOUNTING GUIDANCE SET FORTH IN SAB 101 AND 104.

       On page 24 of our MD&A and page 37 of our Notes to Consolidated Financial Statements we indicate that: "we recognize revenue as product is shipped." Although we produce many of our products to custom specifications, we recognize revenue upon shipment in accordance with the following points consistent with the guidance of the SAB's:

       a. Standard shipping terms are FOB shipping point -- At the point of shipment, title and the risk and rewards of ownership pass to the customer.

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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 2


       b. Customer acceptance provisions -- Although contracts do not include formal customer acceptance provisions, the warranty provisions of our contracts typically give customers the right to return the product, or to receive a replacement or refund at our option, if it fails to meet specifications. However, these specifications are objectively measured and tested prior to delivery as noted below at (c) and (d).

       c. Product is inspected and tested prior to shipment -- Each of our facilities inspects and performs appropriate testing on the product to ensure compliance with specifications before shipment occurs.

       d. Custom specifications can be objectively measured -- The specifications of our product are based on objective criteria such as thickness, melting point, and melt flow index. These are objective measurements that would not differ between our testing procedures and a customer's test of the product, if they choose to perform tests of the product's specifications.

       e. Historical customer returns are analyzed, and we estimate and provide for future returns -- Most customer returns result from a customer being dissatisfied with the product, even though the product met the agreed-upon specifications. Sales returns for fiscal year 2005 represented 1.1% of net sales. We estimate and provide for future returns consistent with the guidance of SFAS 48.

VALUATION OF LONG-LIVED ASSETS, PAGE 25

   2. WE NOTE YOUR DISCLOSURE OF YOUR CURRENT POLICY REGARDING THE VALUATION OF LONG-LIVED ASSETS. BECAUSE GOODWILL REPRESENTS APPROXIMATELY 33% OF YOUR TOTAL ASSETS, WE BELIEVE THAT YOU SHOULD PROVIDE MORE DETAILED DISCLOSURES OF THE ASSUMPTIONS YOU USE WHEN ANALYZING GOODWILL FOR IMPAIRMENT. PLEASE PROVIDE US WITH REVISED DISCLOSURES FOR USE IN FUTURE FILINGS.

       In future filings, we will provide more detailed disclosures of the assumptions we use when analyzing goodwill for impairment. Our revised proposed disclosures are attached to this letter as Attachment A.

STATEMENT OF OPERATIONS, PAGE 31

   3. WE NOTE YOU DISCLOSED IN MD&A ON PAGE 19 OF YOUR FILING THAT YOU PROVIDE TOLLING SERVICES. IF APPLICABLE, IN FUTURE FILINGS, SEPARATELY DISCLOSE TOLLING SERVICE REVENUES AND RELATED COSTS OF SERVICES IN THE STATEMENTS OF OPERATIONS AS REQUIRED BY RULES 5-03(b)(1) AND (2) OF REGULATION S-X.

       In the past, revenue from tolling has represented well under the 10% threshold established for disclosure as a separate line item (total revenue from tolling arrangements in FY 2005 was approximately 1.5%). We have disclosed the level of tolling sales volume (in pounds sold) to provide additional insights into the mix of our volume growth statistics. If in future periods, the total revenues from these arrangements aggregate more than 10%, we will separately disclose
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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 3


tolling revenues and related costs of services in the statement of operations as required by Rules 5-03(b)(1) and (2) of Regulation S-X.

NOTE 3 -- RESTRUCTURING, PAGE 38

   4. IN FUTURE FILINGS, PLEASE PROVIDE A RECONCILIATION OF THE BEGINNING AND ENDING LIABILITY BALANCES, RELATING TO YOUR EXIT AND DISPOSAL ACTIVITIES, SHOWING SEPARATELY THE CHANGES DURING THE PERIOD ATTRIBUTABLE TO COSTS INCURRED AND CHARGED TO EXPENSE, COSTS PAID AND OTHERWISE SETTLED, AND ANY ADJUSTMENTS TO THE LIABILITY WITH AN EXPLANATION OF THE REASON THEREFORE, AS REQUIRED BY PARAGRAPH 20.B.(2) OF SFAS 146.

       In future filings we will provide a reconciliation of the beginning and ending liability balances relating to our exit and disposal activities, showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid and otherwise settled, and any adjustments to the liability with an explanation of the reason thereof, as required by paragraph 20.b.(2) of SFAS 146.

NOTE 5 -- FIXED ASSET CHARGE, PAGE 40

   5. WE NOTE THAT YOU RECORDED A CHARGE IN THE SECOND QUARTER OF FY 2005 RELATED TO NON-EXISTING EQUIPMENT. DUE TO THE NUMBER OF TRANSACTIONS, PASSAGE OF TIME SINCE MANY OF THEM OCCURRED, AND THE WEAKNESSES IN DOCUMENTATION AND CONTROLS OVER THESE ACTIVITIES, YOU COULD NOT SPECIFICALLY IDENTIFY OR ALLOCATE THESE ASSET WRITE OFFS TO DISTINCT FISCAL YEARS WITH ANY CERTAINTY. WE PRESUME THIS MEANS THAT IT WAS EVIDENT THAT THE ASSETS MAY NOT HAVE EXISTED IN REPORTING PERIODS PRIOR TO THE SECOND QUARTER OF FY 2005. THE AMOUNT OF THE WRITE OFF WAS 39% OF PRE-TAX INCOME. AS NOTED THE MAGNITUDE OF THE IMPACT ON EARLIER PERIODS IS UNKNOWN.

       APB 20 REQUIRES THAT ERRORS IN FINANCIAL STATEMENTS BE CORRECTED THROUGH THE RETROACTIVE ADJUSTMENT OF PRIOR PERIODS. CONSIDERING THIS REQUIREMENT, IT IS UNCLEAR TO US HOW YOU AND YOUR AUDITORS CAME TO THE CONCLUSION THAT THE FY 2005 (AND EARLIER PERIOD) FINANCIAL STATEMENTS ARE FAIRLY PRESENTED IN ACCORDANCE WITH U.S. GAAP.

       After completing a physical count and reconciliation process, we analyzed the available data and completed our best efforts to determine when the errors occurred. We were able to determine that the impact did not materially affect any one prior fiscal period given the timing of specific events such as acquisitions, plant consolidations and closures, and machinery and equipment transfers. Further, we were able to determine that the most recent prior fiscal years (2003 and 2004) were less impacted because a significant portion of the errors could be attributed to fiscal 2002 and prior. However, the exact impact for each fiscal year could not be definitively measured and therefore, adjustment amounts for each prior year as would be prescribed under APB 20 could not be definitively supported. We considered correcting the errors through an adjustment to beginning retained earnings for the earliest year presented (i.e., 2003 opening retained earnings). However, we concluded that correcting the errors through a current year adjustment to income was more transparent and easier for the users of the financial statements to understand. The charge is


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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 4

prominently presented as a separate line on the income statement and described fully in the footnotes and MD&A.

       The basis for our conclusion that there were no prior periods materially misstated follows. In investigating the potential causes of the error, for some assets, we did find support for attributing a retroactive adjustment to a specific period. For many of the other assets that did not have specific support for the timing of the prior period adjustment, we were able to identify specific events or circumstances that provided a "bright-line" date on the latest timing, such as the closure of a facility, after which it could be reasonably assumed that the physical assets did not exist. Based on these investigations and analyses, we developed a schedule that categorized many of the asset write offs as being attributable to a particular year OR PRIOR (emphasis added). Although the precise timing could not be determined because of the lack of clear data or support, from this analysis we could attribute $6.2 million of the $8.8 million to specific fiscal years, primarily 2002 and prior, based on the latest possible date of the write off as summarized in the subsequent table.

       Two examples of bright-line events were: (i) vacating our Rome, Georgia owned facility in late 2000 and (ii) terminating a lease for our Oxnard, California plant facility in 2001. In 2000, we moved the manufacturing of various products to other existing operating facilities (Warsaw, Indiana; Atlanta, Georgia; and Greenville, Ohio), stopped production for some customers, closed our Rome operation, and subsequently sold the facility. There was $1.1 million of machinery and equipment from the Rome facility that did not get transferred with the production to other plants and was not located in the 2005 physical inventory. We believe the assets were scrapped and disposed of between the date we stopped production (September 2000) and the date we sold the facility (March 2002), and should have been considered inactive and written off at least by the end of fiscal year 2000. Therefore, the write off of these assets was included in the $2,097K amount attributed to fiscal year 2000 as the latest year potentially affected. In 2001, there were $1.4 million in assets related to the leased facility in Oxnard that were not transferred to another facility and were no longer used for production after 2001. In both cases, the fixed assets for these locations continued to be recorded on a general ledger of a region that included these and other locations. The errors occurred due to inadequate controls and communication between our operating and accounting personnel and between accounting centers which resulted in these assets remaining in the general ledger despite the fact that the assets were physically disposed of or abandoned.

       Other events of this sort and other supporting data enable us to attribute $6.2 million of the write offs to the latest fiscal year to which we believe the adjustment could relate. Further, if the amounts in the subsequent table were combined with the entire $2.6 million for which timing is uncertain to a specific fiscal year, no prior fiscal year would be considered materially misstated -- particularly the prior fiscal years (2004 and 2003) presented in the fiscal 2005 financial statements.


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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 5



  LATEST YEAR AFFECTED (BY FISCAL YEAR)                                                     (IN THOUSANDS)

                             PRE-2000        2000         2001       2002       2003      2004      TOTAL
                             --------        ----         ----       ----       ----      ----      -----
   Misstatement                 $667        $2,097       $2,061       $391       $662       $301   $6,179
   Pretax earnings              n/a        $80,630      $47,553    $54,063    $53,321    $67,365      n/a

       This analysis assisted us in assessing the materiality of the write offs to our prior fiscal years, but was not of conclusive evidence that we believed could be used to definitively support recording the specific write offs to the respective prior period financial statements. We believe this analysis supported our conclusion that the amount that would represent a retroactive adjustment to any prior year income statement presented was not material to that period. Accordingly, we concluded that the entire $8.8 million write off should be reflected in the fiscal 2005 results, the year of the physical observation. As previously noted, we considered correcting the errors through retained earnings but concluded that correcting the errors in the current fiscal year was more transparent and easier for the users of the financial statements to understand. The charge is prominently presented as a separate line on the income statement and described fully in the footnotes and MD&A. In addition, we have fully disclosed the fact that there was a material weakness in internal controls over the existence of fixed assets that contributed to these errors that was subsequently remediated prior to our implementation of the Sarbanes Oxley
Section 404 reporting requirements in October 2005. We understand that our auditors concur with our conclusions regarding the accounting treatment and disclosures for these fixed asset write offs.


       DURING THE COUNT PROCESS, YOU ALSO IDENTIFIED EQUIPMENT THAT EXISTS AND THAT YOU DECIDED TO LIQUIDATE. PLEASE EXPLAIN TO US WHETHER THOSE LIQUIDATIONS MAY HAVE REPRESENTED OBSOLETE, OR INACTIVE ASSETS, PRIOR TO THE TIME THEY WERE LIQUIDATED AND SHOULD HAVE BEEN CONSIDERED UNREALIZABLE AT ANY EARLIER PERIOD.

       During our physical inventory process which was completed in May 2005, we provided specific written instructions and followed up with guidance on specific facts and circumstances, not just regarding the identification of non-existent assets, but also for identifying underutilized assets that should be considered for sale or abandonment. As a result, we identified assets that were used sparingly or as back-up equipment and certain equipment that was inefficient. We did not identify assets that were completely inactive and that should have been impaired prior to that date. Prior to our strategic assessment, the assets were appropriately grouped with other operating assets as "held and used" and were being depreciated over their estimated useful life. However, upon identifying the underutilized equipment, we challenged our operating personnel to evaluate where we could replace inefficient equipment or monetize certain equipment for alternative intermittent use or back-up solutions. The impairment charge of $1.9 million recognized in fiscal 2005 related to those assets reflected current year operational decisions to sell or abandon assets made upon evaluating the future use of these assets in our second, third, and fourth quarters of 2005.

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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 6


       ALSO, WE NOTE THAT IN THE SECOND QUARTER OF FY 2005, YOU INCLUDED THE FOLLOWING DISCLOSURES IN YOUR FORM 10-Q, "IN THE OPINION OF MANAGEMENT, THE FINANCIAL STATEMENTS CONTAIN ALL ADJUSTMENTS (CONSISTING SOLELY OF NORMAL RECURRING ADJUSTMENTS) AND DISCLOSURES NECESSARY TO MAKE THE INFORMATION PRESENTED THEREIN NOT MISLEADING." HELP US BETTER UNDERSTAND HOW THE FIXED ASSET WRITE OFF WAS CONSIDERED TO BE A NORMAL RECURRING ADJUSTMENT.

       The parenthetical disclosure noted above was an oversight. We should have revised this language to identify the adjustments in this quarter as both normal recurring adjustments and adjustments to properly correct the fixed assets for non-existing equipment and to reflect the impairment charge on certain assets. We will be more careful in future filings to consider all facts and circumstances in making this disclosure.

NOTE 17 -- SEGMENT INFORMATION, PAGE 50

   6. WE NOTE THAT YOU HAVE THREE REPORTABLE SEGMENTS: CUSTOM SHEET AND ROLLSTOCK, COLOR AND SPECIALTY COMPOUNDS, AND ENGINEERED PRODUCTS. IT APPEARS FROM YOUR DISCLOSURES ELSEWHERE IN THE FILING, INCLUDING THE INDUSTRY OVERVIEW ON PAGE TWO, YOUR DISCUSSION OF OPERATING SEGMENTS ON PAGE FOUR, AND THE ANALYSIS OF YOUR BUSINESS IN MD&A, THAT YOU MAY HAVE AGGREGATED MULTIPLE OPERATING SEGMENTS INTO YOUR REPORTABLE SEGMENTS. PLEASE PROVIDE US WITH A DETAILED EXPLANATION OF HOW YOUR DETERMINED BOTH YOUR OPERATING SEGMENTS AND YOUR REPORTABLE SEGMENTS. YOUR RESPONSE SHOULD SPECIFICALLY IDENTIFY EACH OF YOUR OPERATING SEGMENTS. IF YOU HAVE AGGREGATED ANY OPERATING SEGMENTS, PLEASE TELL US WHY YOU BELIEVE THIS AGGREGATION IS APPROPRIATE BASED ON THE GUIDANCE FOUND IN PARAGRAPH 17 OF SFAS 131 AND EITF 04-10.



   As indicated on page 4 of our 2005 Form 10-K, we operated 43 production facilities in three operating segments; (1) Custom Sheet and Rollstock, (2) Color and Specialty Compounds, and (3) Engineered Products. Each of these segments engages in business activities from which it earns revenues and incurs expenses, has operating results that are regularly reviewed by our chief operating decision maker to make decisions about resource allocation and assess performance, and has discrete financial information. Our disclosure of certain names in the Industry Overview and MD&A sections of our Form 10-K (e.g., Spartech Plastics, Spartech Polycast, Spartech Polycom, etc.) includes names of specific plants or plant groupings, the names of which we carried forward from a previous acquisition, or names that we use for marketing purposes. Our basis for determining our operating segments reflects the way management has organized the Company for making decisions and assessing performance.

   Each of the three segments has a "segment manager" located at our corporate office who is directly accountable and maintains regular contact with our Chief Executive Officer ("chief operating decision maker") to discuss operating activities, financial results, performance to budget, and the status of strategic investments and plans. Our segment managers are held responsible for the results of our operating segments on the whole versus any individual components of the operating segments. In addition, we communicate our monthly results to our Board of Directors for the three operating segments and do not communicate results of components within operating segments. Supplemental information is also available for detailed components for purposes of


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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 7


explaining variances within our operating segment results; however, resources are allocated at the operating segment level and the level of information predominately communicated and analyzed by management for these purposes occurs at our operating segment level. Finally, the nature of our business activities is similar for each component within our operating segments and is different when comparing components of one operating segment to another. The following describes the commonality of the overall nature of business activities for the components of each of our three operating segments:

Custom Sheet and Rollstock

     - Base production process is the conversion of oil and natural gas-based raw material into plastic sheet and rollstock.

     - Plastic sheet and rollstock is sold to original equipment manufactures to be formed into an end product which is sold to the end consumer.

     -    Finished product is one manufacturing step away from the end consumer.

Color and Specialty Compounds

     - Base production process is the chemical and physical manipulation of oil and natural gas-based color concentrates and plastic compounds into resins and films.

     - Resins and films are sold to customers who injection mold, extrude, blow mold or cast film our products before they can be used in an end product and include the sale of products to our Custom Sheet and Rollstock and Engineered Products segments.

     - Finished product is two manufacturing steps away from the end consumer.

Engineered Products

     - Base production process is the conversion of oil and natural gas-based plastic resins into end products.

     - End products are either sold to the end consumer in its finished state or assembled by our customers into an end product without further manufacturing processing.

     -    Finished product is sold as is to the end customer.

We have not aggregated any operating segments into a reportable segment.

ITEM 9A, CONTROLS AND PROCEDURES, PAGE 53

   7. WE NOTE THAT "SPARTECH MAINTAINS A SYSTEM OF DISCLOSURE CONTROLS AND PROCEDURES WHICH ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY [YOU] IN THE REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934 IS RECORDED, PROCESSED, SUMMARIZED, AND REPORTED WITHIN TIME PERIODS SPECIFIED UNDER THE SEC'S RULES AND FORM." AND, WE NOTE THAT YOUR "CERTIFYING OFFICERS HAVE CONCLUDED THAT THE DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF OCTOBER 29, 2005 TO PROVIDE REASONABLE ASSURANCE OF THE ACHIEVEMENT OF THESE OBJECTIVES." IN FUTURE FILINGS, PLEASE CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENTS, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING YOUR DISCLOSURE. SEE EXCHANGE ACT


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SPARTECH CORPORATION

Securities and Exchange Commission
June 23, 2006
Page 8


       RULE 13A-15(e). ALTERNATIVELY, IF APPROPRIATE, YOU MAY SIMPLY STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE.

       In future filings, we will simplify our statement to indicate that our disclosure controls and procedures are effective.

CERTIFICATIONS

   8. WE NOTE THAT YOUR CERTIFICATIONS WHERE YOU ARE INSTRUCTED TO INSERT THE IDENTITY OF THE CERTIFYING INDIVIDUAL YOU INCLUDE THE TITLE OF SUCH INDIVIDUAL. THIS PRACTICE IS NOT PERMISSIBLE AS THE LANGUAGE OF THE CERTIFICATIONS REQUIRED BY SECTION 302 OF SARBANES-OXLEY AND OUR RULES UNDER THAT SECTION SHOULD NOT BE ALTERED IN ANY WAY. THE CERTIFYING OFFICER IS REQUIRED TO CERTIFY IN THEIR PERSONAL CAPACITY. PLEASE ENSURE THAT IN FUTURE FILINGS YOUR CERTIFICATION LANGUAGE CONFORMS EXACTLY TO THE APPLICABLE RULES. IN ADDITION, PLEASE HAVE YOUR CERTIFYING OFFICERS SUPPLEMENTALLY REPRESENT TO US THAT THEY ARE SIGNING ALL OF THE CERTIFICATIONS IN THEIR PERSONAL CAPACITY. PLEASE NOTE THIS COMMENT APPLIES TO BOTH YOUR FISCAL YEAR ENDED OCTOBER 29, 2005 AS WELL AS YOUR QUARTER ENDED JANUARY 28, 2006.

       In future filings, we will ensure that the certification language conforms exactly to the applicable rules. The inclusion of the titles of the certifying officers after their names was not intended to indicate that they were not signing in their personal capacity. The requested representation of the certifying officers that they have signed all of the certifications in their personal capacity is attached as Attachment B.

                                 * * * * * * * *

In addition, as requested in the comment letter, the Company hereby acknowledges that:

        - The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

        - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (314) 889-8329, or Jeff Fisher, Senior Vice President and General Counsel, (314) 889-8314, with any questions or additional comments.

                                Very truly yours,

                                SPARTECH CORPORATION

                                /S/ RANDY C. MARTIN
                                Randy C. Martin
                                Executive Vice President and
                                Chief Financial Officer

                                  Attachment A
             To Spartech Corporation's response dated June 23, 2006
    to Securities and Exchange Commission comment letter dated June 13, 2006



COMMENT 2:  VALUATION OF LONG-LIVED ASSETS, PAGE 25

The following revised disclosure will be used in future filings:

         VALUATION OF GOODWILL -- We conduct a formal impairment test of goodwill on an annual basis on the first day of the Company's fiscal fourth quarter and prior to the next annual testing date if an event occurs or circumstances change that would make it more likely than not that the fair value of a reporting unit is below its carrying amount. The goodwill impairment test is a two-step process which requires us to make judgmental assumptions regarding fair value. The first step consists of estimating the fair value of each reporting unit using a number of judgmental factors including projected future operating results and business plans, economic projections, anticipated future cash flows, discount rates and comparable marketplace fair value data from within a comparable industry grouping. We compare the estimated fair values of each reporting unit to the respective carrying values which includes allocated goodwill. If the estimated fair value is less than the carrying value, the second step is completed to compute the impairment amount by determining the "implied fair value" of goodwill. This determination requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any remaining unallocated fair value represents the "implied fair value" of goodwill which is compared to the corresponding carrying value to compute the goodwill impairment amount. We believe our estimates of the underlying components of fair value are reasonable. However, should actual results not meet our expectations or assumptions change in future years, our impairment assessment could result in a lower fair value estimates which could result in an impairment charge that may materially affect the carrying value of our assets and results from operations.

                                  Attachment B
             To Spartech Corporation's response dated June 23, 2006
    to Securities and Exchange Commission comment letter dated June 13, 2006



COMMENT 8:  CERTIFICATIONS

The following is the requested supplemental certification:

In connection with the response of Spartech Corporation dated June 23, 2006 to the Securities and Exchange Commission's comment letter dated June 13, 2006, each of the undersigned certifying officers of Spartech Corporation hereby supplementally represents to the Commission that he has signed and will sign all certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2004 in his personal capacity.


                                            /S/ GEORGE A. ABD
                                            ----------------------
                                            George A. Abd


                                            /S/ RANDY C. MARTIN
                                            ----------------------
                                            Randy C. Martin